Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Hansen Medical, Inc.
Mountain View, California
We hereby consent to the incorporation by reference in this Registration Statement of our reports dated April 22, 2016, relating to the consolidated financial statements of Hansen Medical, Inc., and the effectiveness of Hansen Medical, Inc.’s internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015. Our report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.
/s/ BDO USA, LLP

San Jose, California
May 13, 2016